# Pocket Properties App Corp

## Balance Sheet

### As of April 30, 2023

|  | TOTAL |
|---|---|
| **ASSETS** |  |
| Current Assets |  |
| Bank Accounts |  |
| BUS COMPLETE CHK (0099) - 1 | 43,011.11 |
| **Total Bank Accounts** | **$43,011.11** |
| **Total Current Assets** | **$43,011.11** |
| **TOTAL ASSETS** | **$43,011.11** |
| **LIABILITIES AND EQUITY** |  |
| Liabilities |  |
| **Total Liabilities** |  |
| Equity |  |
| Opening balance equity | 43,011.11 |
| Retained Earnings |  |
| Net Income |  |
| **Total Equity** | **$43,011.11** |
| **TOTAL LIABILITIES AND EQUITY** | **$43,011.11** |

# Pocket Properties App Corp

## Profit and Loss

### January - December 2023

|  | TOTAL |
|---|---|
| Income |  |
| **Total Income** |  |
| GROSS PROFIT | **$0.00** |
| Expenses |  |
|   Advertising & marketing | 6,300.00 |
|   Commissions & fees | 80.00 |
|   Contract labor | 10,250.00 |
|   General business expenses |  |
|     Bank fees & service charges | 27.50 |
|   **Total General business expenses** | **27.50** |
|   Legal & accounting services |  |
|     Legal Fees | 2,805.00 |
|   **Total Legal & accounting services** | **2,805.00** |
|   Office expenses |  |
|     Software & apps | 108.00 |
|   **Total Office expenses** | **108.00** |
|   Rent |  |
|     Building & land rent | 4,000.00 |
|   **Total Rent** | **4,000.00** |
|   Taxes paid | 450.00 |
| **Total Expenses** | **$24,020.50** |
| NET OPERATING INCOME | **$ -24,020.50** |
| NET INCOME | **$ -24,020.50** |

# Pocket Properties App Corp

## Statement of Cash Flows

### January - December 2023

| | TOTAL |
|---|---|
| OPERATING ACTIVITIES | |
| Net Income | |
| Adjustments to reconcile Net Income to Net Cash provided by operations: | |
| **Net cash provided by operating activities** | **$0.00** |
| FINANCING ACTIVITIES | |
| Opening balance equity | 43,011.11 |
| **Net cash provided by financing activities** | **$43,011.11** |
| NET CASH INCREASE FOR PERIOD | **$43,011.11** |
| CASH AT END OF PERIOD | **$43,011.11** |

This document serves as a formal certification by the Chief Executive Officer of Pocket Properties App Corp, attesting that the attached financial statements are true, complete, and accurate.

Name: Josh Rufolo

Signature DocuSigned by:
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